Exhibit 24(a)2

October 1, 2021

Myra C. Bierria and Melissa K. Caen

Ms. Bierria and Ms. Caen:

    As an officer of The Southern Company, I hereby make, constitute, and appoint you my true and lawful Attorney in my name, place, and stead, to sign and cause to be filed with the Securities and Exchange Commission the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 and any necessary or appropriate amendment or amendments to such report, to the Company’s other Quarterly Reports on Form 10-Q filed during 2021 or to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020, such report or amendments to such reports to be accompanied in each case by any necessary or appropriate exhibits or schedules thereto.

Yours very truly,

/s/Daniel S. Tucker

Daniel S. Tucker